Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CYTORI THERAPEUTICS, INC.

Cytori Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the corporation is Cytori Therapeutics, Inc. (the “Corporation”).

SECOND:On May 18, 2018, the Board of Directors of the Corporation, acting in accordance with Section 242 of the General Corporation Law of the State of Delaware, duly adopted resolutions approving the following amendment of the Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), declaring said amendment to be advisable and providing for such consideration of such amendment at the Corporation’s annual meeting of the stockholders.

THIRD:On May 18, 2018, the Corporation’s annual meeting of the stockholders was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: Article IV.A of the Certificate of Incorporation be hereby amended and restated to read in its entirety as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, ‘Common Stock’ and ‘Preferred Stock.’ The total number of shares which the Corporation is authorized to issue is One Hundred Five Million (105,000,000) shares, One Hundred Million (100,000,000) shares of which shall be Common Stock (the “Common Stock”) and Five Million (5,000,000) shares of which shall be Preferred Stock (“Preferred Stock”). The Common Stock and Preferred Stock shall each have a par value of $0.001 per share.

Upon the filing and effectiveness (the “Effective Time”), pursuant to the General Corporation Law of the State of Delaware, of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each ten (10) shares of Common Stock either issued and outstanding or held by the Corporation in its treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares shall be entitled to the rounding up of the fractional share to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FIFTH:This amendment to the Certificate of Incorporation shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, Cytori Therapeutics, Inc. has caused this Certificate of Amendment to be signed by the undersigned, thereunto duly appointed, this 23rd day of May, 2018.

CYTORI THERAPEUTICS, INC.

By: /s/ Marc H. Hedrick

Name:  Marc H. Hedrick

Title:  President and Chief Executive Officer